Item 2.6: Activities of Service Providers

Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator (*shared employee*) have access to confidential trading information on the NMS Stock ATS?

N

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS (*service provider*) that are required to be explained in Part III of this form?

Y

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

1) Equinix: provides OneChronos physical network connectivity services, and datacenter management services for physical IT infrastructure, including: Points of Presence, the matching engine, market data intake (i.e. SIP data) systems, and time synchronization systems, as described in Part III Items 5, 11, 21, and 23, respectively. Equinix provides power, cooling, server installation, troubleshooting, and various connectivity support services for these systems, along with the physical security controls described in Part II Item 7(a);

2) ~~Wedbush Securities ("Wedbush~~Instinet, LLC ("Instinet"): OneChronos has entered into a ~~fully-disclosed correspondent~~ clearing agreement with ~~Wedbush~~Instinet. Trades executed (matched) by the ATS are electronically transmitted to ~~Wedbush~~Instinet for post-trade clearing and settlement as described in Part III Item 22;

3) Beeks Financial Cloud ("Beeks"): provides OneChronos datacenter infrastructure including server rack space and rooftop GPS antenna access for: Points of Presence, the matching engine, market data intake (i.e. SIP data) systems, and time synchronization systems described in Part III Items 5, 11, 21, and 23, respectively.

4) Pico Quantitative Trading ("Pico"): provides OneChronos networking infrastructure and services for network connectivity between OneChronos and third parties such as: a) Subscribers (for order entry described in Part III Item 5), and b) trade

reporting destinations (for regulatory and clearing reports described in Part III Items 11 and 21).

5) Exegy Inc ("Exegy"): provides consolidated SIP data for use in the market data system described in Part III Items 11, 20, and 23.

If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

~~N~~

Y

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use

Instinet, LLC provides clearing and settlement services to the ATS and is a Subscriber to the ATS.

If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?

Y

If no, identify and explain any differences.

Item 3.22: Clearance and Settlement

Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty,whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).

Each Subscriber must either self-clear its transactions executed on the ATS or have a clearing arrangement with a clearing firm, and transactions are settled by Subscribers themselves or their respective clearing firms. The ATS Operator has engaged ~~Wedbush Securities Inc. ("Wedbush~~Instinet, LLC ("Instinet"), as a broker-dealer clearing agent to facilitate the clearing and settlement process. Under the agreement, ~~Wedbush~~Instinet submits transactions executed on the ATS to the National Securities Clearing Corporation ("NSCC") for clearance and settlement, and performs certain related functions to facilitate the clearing and settlement process. The ATS Operator requires each Subscriber to acknowledge and consent to this arrangement as part of the Subscriber onboarding process, and to provide their own clearing information for the purpose of clearing and settlement. The ATS Operator acts as a dual-agent and is not a counterparty to the transactions that are matched on the ATS, but for operational purposes ~~Wedbush~~Instinet submits an executed transaction to NSCC as a number of matched transactions using the Operator's MPID to designate the Operator as the contra-side buying broker to the seller(s) and the contra-side selling broker to the buyer(s), consistent with its role as dual agent.

Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-DealerOperator?

Y

If no, identify and explain any differences.